Exhibit 4.9

Resolutions adopted by the Board of Directors of ILOG S.A.
on November 22, 2000 relating to the grants of warrants

Granting of warrants to non executive Directors

Following the authorization granted to the Board by the October 18, 2000 Extraordinary general meeting of shareholders, the President proposed the Board to issue warrants to subscribe to 4,000 shares in the Company each to Messrs Michel Alard, Pascal Brandys, Philippe Claude, Edouard Efira and Marc Fourrier.

After deliberation, the Board,

resolved to issue 4,000 free warrants to subscribe to 4,000 shares in the Company each to Messrs Michel Alard, Pascal Brandys, Philippe Claude, Edouard Efira and Marc Fourrier at the price of 39.21 Euros or 257.20 French francs per share, being the closing price on the Nouveau Marché of the Company’s shares on November 21, 2000, each warrant giving right to subscribe one share;

resolved that the warrants shall be exercised, in whole or in part, within a 5 years period, the grant date being November 22, 2000.

When all the warrants will be exercised, the dilution effect which will result from the issuance of the 20,000 shares mentioned above will be: a shareholder who holds 1% of the current share capital of the Company will have his portion of the company’s capital changed to 0.998454%, i.e. a decrease of 0.001546%. Such shareholder’s portion corresponding to 1% of the equity capital, which was FF 0.159075 per share at November 21, 2000, would change to FF 0.162806 per share.

Granting of warrants to external members of the Technical Advisory Board

Following the authorization granted to the Board by the October 18, 2000 Extraordinary general meeting of shareholders, the President proposed the Board to issue warrants to subscribe to 4 000 shares in the Company each to Messrs Martin Groetschel, Gilles Kahn and Ben Shneiderman.

resolved to issue 4,000 free warrants to subscribe to 4,000 shares in the Company each to Messrs Martin Groetschel, Gilles Kahn and Ben Shneiderman at the price of 39.21 Euros or 257.20 French francs per share, being the closing price on the Nouveau Marché of the Company’s shares on November 21, 2000, each warrant giving right to subscribe one share;

resolved that the warrants shall be exercised, in whole or in part, within a 5 years period, the grant date being November 22, 2000.

When all the warrants will be exercised, the dilution effect which will result from the issuance of the 12,000 shares mentioned above will be: a shareholder who holds 1% of the current share capital of the Company will have his portion of the company’s capital changed to 0.999226%, i.e. a decrease of 0.000774%%. Such shareholder’s portion corresponding to 1% of the equity capital, which was FF 0.159075 per share at November 21, 2000, would change to FF 0.160942 per share.

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